UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       COLORADO WYOMING RESERVE COMPANY
                               (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   628652109
                                (CUSIP Number)

           Kim M. Fuerst                           With copies to:
            President and                    Patricia M. Mitchell, Esq.
      Chief Executive Officer                Davis, Graham & Stubbs LLP
c/o Trinity Petroleum Management LLC         370 17th Street, Suite 4700
      1801 Broadway, Suite 600                 Denver, Colorado  80202
       Denver, Colorado 80202                      (303) 892-9400
           (303) 296-1908


(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               FEBRUARY 6, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                             Page 1 of 5 pages

Colorado Wyoming Reserve Company                               Page 2 of 5 Pages
SCHEDULE 13D                                                   February 17, 1998


  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John F. Greene

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)  /   /
                                                            (b)  /   /

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

        00 - (See Items 3 and 4)

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                          /   /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY          233,303 (See Item 5.)
    OWNED BY
      EACH        8   SHARED VOTING POWER
   REPORTING
     PERSON       9   SOLE DISPOSITIVE POWER
      WITH
                        233,303 (See Item 5.)

                 10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        233,303 (See Item 5.)

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                  /   /

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 9.6%, based upon 2,417,694 shares of Common Stock outstanding as of the date hereof.

 14  TYPE OF REPORTING PERSON*

        IN

Colorado Wyoming Reserve Company                               Page 3 of 5 Pages
SCHEDULE 13D                                                   February 17, 1998

ITEM 1.     SECURITY AND ISSUER.

            Shares of Common Stock, par value $.01 per share (the "Shares" or "Common Stock") of:

            Colorado Wyoming Reserve Company
            c/o Trinity Petroleum Management, LLC
            1801 Broadway, Suite 600
            Denver, Colorado 80202
            (303) 296-1908

            The names and addresses of the principal executive officers of the Company are as follows:

   NAME                       TITLE                   ADDRESS

Kim M. Fuerst            President, Treasurer,     1801 Broadway, Ste 600
                         CEO & CFO                 Denver, CO 80202

Faisal Chaudhary         Secretary                 151 Toby Lane
                                                   Anaheim Hills, CA 92807


ITEM 2.     IDENTITY AND BACKGROUND.

   (a)      John F. Greene
   (b)      P. O. Box 10000, No. 217, Silverthorne, Colorado 80498
   (c)      Director
   (d) Mr. Greene has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
   (e) Mr. Greene has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
   (f)      United States citizenship.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   On February 6, 1998, Mr. Greene acquired 233,303 shares of the Company's Common Stock as a result of a reverse triangular merger between the Company, Shoreline Resource Company, Inc. (a privately-held Colorado corporation of which Mr. Greene owned 2,925 shares of common stock) ("Shorco"), CWSub, Inc. (a wholly-owned subsidiary of the Company, incorporated in the state of Colorado), and the shareholders of Shorco

Colorado Wyoming Reserve Company                               Page 4 of 5 Pages
SCHEDULE 13D                                                   February 17, 1998

(including Mr. Greene) (the "Merger"). As a result of the share exchange ratio set forth in the Agreement and Plan of Merger, dated as of February 6, 1998, between the aforementioned parties and the Company (the "Merger Agreement"), Mr. Greene's 2,925 shares of common stock of Shorco were exchanged for 233,303 shares of the Company's Common Stock.


ITEM 4.     PURPOSE OF TRANSACTION.

   Mr. Greene's equity ownership in the Company resulted from the exchange of his shares of Shorco common stock for the Company's Common Stock in the Merger. Pursuant to the terms of the Merger Agreement, CWSub, Inc. was merged with and into Shorco, with Shorco surviving the Merger and becoming a wholly-owned subsidiary of the Company. According to the share exchange ratio in the Merger Agreement, (i) all of the issued and outstanding shares of common stock of CWSub, Inc. held by the Company were canceled; and (ii) each share of common stock of Shorco issued and outstanding immediately prior to the closing of the Merger was converted at the closing into the right to receive 79.7618 shares of the Company's Common Stock.

   The Merger Agreement also provided that, at the Merger Effective Time, as defined in the Merger Agreement, the membership on the board of directors of the Company would be increased from three to five, and Mr. Greene and F. Robert Tiddens (former shareholders of Shorco) would be appointed to fill such vacancies.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

   (a)-(b) Mr. Greene beneficially owns 233,303 shares of Common Stock, which represents approximately 9.6% of the Company's Common Stock. Mr. Greene has sole voting and dispositive power over such Shares.

   (c) Mr. Greene has not been involved in any Share transactions during the last sixty days.

   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

   (e)      Mr. Greene is the beneficial owner of more than 5% of the Company's
            Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            There are no contracts, arrangements, understandings or relationships between Mr. Greene and any other person with respect to any securities of the Company other than a director stock option granted by the Board of Directors on February 11, 1998 pursuant to the Company's Equity Incentive Plan, which will entitle Mr. Greene to purchase up to 100,000 shares of the Company's Common Stock at an exercise price of 3 1/4 , which option will vest on February 11, 1999. .

Colorado Wyoming Reserve Company                               Page 5 of 5 Pages
SCHEDULE 13D                                                   February 17, 1998


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit A-- Agreement and Plan of Merger, dated February 6,
                        1998, between the Company, CWSub, Inc., Shoreline Resource Company, Inc. ("Shorco") and the shareholders of Shorco.


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated February 12, 1998             /s/ John F. Greene
                                    ----------------------------------
                                    John F. Greene, Director